Fractional Holdings, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Fractional Holdings, Inc.
Balance Sheet

	As of December 31, 2023
	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 SVB Bank 9962	70,146.67
10200 Stripe Clearing Account	875.91
Total Bank Accounts	**$71,022.58**
Other Current Assets	
13000 Prepaid Expenses	421.93
Total Other Current Assets	**$421.93**
Total Current Assets	**$71,444.51**
Other Assets	
16200 Security Deposits	4,155.00
Total Other Assets	**$4,155.00**
TOTAL ASSETS	**$75,599.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
18000 Ramp	2,432.38
Total Credit Cards	**$2,432.38**
Other Current Liabilities	
20100 Accrued Wages/Bonuses	25,278.26
22000 Unearned Revenue	2,400.00
Total Other Current Liabilities	**$27,678.26**
Total Current Liabilities	**$30,110.64**
Total Liabilities	**$30,110.64**
Equity	
25100 Capital Investments	355,650.00
Retained Earnings	
Net Income	-310,161.13
Total Equity	**$45,488.87**
TOTAL LIABILITIES AND EQUITY	**$75,599.51**

Fractional Holdings, Inc.
Income Statement

January - December 2023	
	Total
Income	
40100 Subscription Income	28,233.39
40200 Transactional Income	-60.00
Total Income	**$28,173.39**
Cost of Goods Sold	
45100 Merchant Processing Fees	344.21
Total Cost of Goods Sold	**$344.21**
Gross Profit	**$27,829.18**
Expenses	
50000 Headcount Expenses	
51000 Salaries & Wages	249,833.38
53000 Payroll Taxes	21,241.53
54000 Employee Benefits	12,539.26
56000 Payroll Processing Fees	641.05
57000 Workers Comp Insurance	968.40
64000 Consulting	10,116.67
Total 50000 Headcount Expenses	**$295,340.29**
62000 Accounting/ Tax	10,750.00
71000 Rent/Lease	12,697.99
73500 Office Supplies <$2,500	4,726.87
74000 Dues & Subscriptions	13,475.16
75000 Bank Charges	0.00
77000 Advertising/ Marketing	1,000.00
Total Expenses	**$337,990.31**
Net Operating Income	**-$310,161.13**
Net Income	**-$310,161.13**

Fractional Holdings, Inc.
Statement of Cash Flows

January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-310,161.13
Adjustments to reconcile Net Income to Net Cash provided by operations:		
13000 Prepaid Expenses		-421.93
18000 Ramp		2,432.38
20100 Accrued Wages/Bonuses		25,278.26
22000 Unearned Revenue		2,400.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	29,688.71
Net cash provided by operating activities	-$	280,472.42
INVESTING ACTIVITIES		
16200 Security Deposits		-4,155.00
Net cash provided by investing activities	-$	4,155.00
FINANCING ACTIVITIES		
25100 Capital Investments		355,650.00
Net cash provided by financing activities	$	355,650.00
Net cash increase for period	$	71,022.58
Cash at end of period	$	71,022.58

Unaudited

Fractional Holdings, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023
Opening Balance	$0.00
Net profit/loss	-$310,161.13
Stock Issued	$355,650.00
Preferred Stock Issued	$0.00
Ending Balance	$45,488.87

Fractional Holdings, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Fractional Holdings, Inc. (the "Company") is a corporation organized in January under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.